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Lee D. Charles
TEL +1 212 408.2505
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lee.charles@bakerbotts.com

January 31, 2011
Via EDGAR and Federal Express

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3628
Attention:	Perry Hindin
Special Counsel, Office of Mergers & Acquisitions

Re:	Mediacom Communications Corporation
Schedule 13E-3, Amendment No. 1
Filed on January 7, 2011
File No. 005-60707

Preliminary Proxy Statement on Schedule 14A, Amendment No. 1
Filed on January 6, 2011
File No. 000-29227
Dear Mr. Hindin:
     Mediacom Communications Corporation (the “Company”) has electronically filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 2 (the “Amended Proxy Statement”) to its preliminary proxy statement on Schedule 14A, originally filed on December 3, 2010 (the “Proxy Statement”). In addition, the Company, JMC Communications LLC (“Merger Sub”) and Rocco B. Commisso (collectively, the “Filing Persons”) have filed electronically under the Exchange Act Amendment No. 2 (the “13E-3 Amendment”) to their Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), originally filed on December 3, 2010 with respect to the Company. Courtesy copies of the Amended Proxy Statement, marked to show changes, and this letter are being delivered to you by Federal Express.
     On January 6, 2011, in connection with the Company filing Amendment No. 1 to its preliminary proxy statement on Schedule 14A, we filed a letter (the “Response Letter”) responding to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated December 23, 2010 (the “Comment Letter”). In a telephone conversation between us on January 13, 2011, you requested additional information with respect to comment No. 4 in the Comment Letter. Set forth below is our response to the additional information you requested on January 13, 2011, and such response supplements our response to comment No. 4 as contained in the Response Letter. For your convenience, our response is preceded by the Staff’s comment. The numbered paragraph of this letter corresponds to the numbered paragraph of the Comment Letter.

January 31, 2011
Schedule 14A
The Board of Directors, page 18
4.	Comment: The factors listed in Item 1014(c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). It appears that the Board considered the recommendation of, and expressly adopted the factors considered by, the special committee in reaching its conclusion that the going-private transaction was fair to unaffiliated stockholders of Mediacom. Note that to the extent the Special Committee’s discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. We note for example that the recommendation and analysis of the Special Committee does not appear to address the factors described in clauses (ii), (iv), (vi) and (viii) of Instruction 2 to Item 1014 or, in the case of the factors described in clauses (iii) and (v), explain in sufficient detail why such factors were not deemed material or relevant. Please revise accordingly.
     Response: In response to the Staff’s comment, with respect to the factor described in clause (ii) of Instruction 2 to Item 1014, we have revised the Proxy Statement accordingly. Please see our revisions on page 15 of the Amended Proxy Statement.
* * *
     If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (212) 408-2505 or John Winter at (212) 408-2542.

Very truly yours,
/s/ Lee D. Charles

Lee D. Charles

cc:	Joseph E. Young Mediacom Communications Corporation Denise M. Tormey Joseph H. Schmitt SNR Denton US LLP Charles I. Cogut Sean D. Rodgers Simpson Thacher & Bartlett LLP

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